January 16, 2015

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:            JNLNY Separate Account I ("Registrant")
File Nos. 333-183046 and 811-08401

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 15 under the Securities Act of 1933, and Amendment No. 366 under the Investment Company Act of 1940, to the registration statement (the "Amendment"). We are making this filing pursuant to rule 485(a)(1) under the Securities Act of 1933.

The prospectuses contained in the Amendment include the following changes:
•	New layout for the charge sections of the LifeGuard Freedom 6 Net Guaranteed Minimum Withdrawal Benefits (GMWBs). The charges are unchanged, but are now displayed in a table format. (See pages 37-39.)
•	A new appendix to the prospectus that will contain historical GMWB and optional death benefit charge information. (See pages 6-9, 35, 37-43, and Appendix E.)
•	Increase in the number of total Fixed Account Options and Investment Divisions that a contract owner's Contract Value may be allocated to at any one time from 18 to 99. (See pages 16, 47, and 129.)
•	Elimination of the availability of post-issue elections under AutoGuard 5, LifeGuard Freedom Flex and LifeGuard Freedom 6 Net GMWBs. (See pages 61-62, 68-69, 80-81, 94, 105, and 115-116.)
•	Other miscellaneous changes as reflected in the marked copies attached hereto.

Please note that several other currently registered annuity contracts will contain the above described changes.  Regarding the additional contracts and related registration statements, a request for approval pursuant to rule 485(b)(1)(vii) will follow this filing.

Under separate cover to the Commission Staff reviewer, we are providing courtesy copies of the prospectuses, marked to show changes. The page references cited above are to the marked courtesy copy of the Perspective II prospectus.

If you have any questions, please call me at (517) 367-3872.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Assistant Vice President, Legal

cc:            Alberto Zapata
Joan E. Boros